UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion's BreezeMAX® Receives USDA's WiMAX™ Rural Development Acceptance for 3.65 GHz Frequency. Dated April 1st, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1st, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion’s BreezeMAX® Receives USDA’s WiMAX™ Rural
Development Acceptance for 3.65 GHz Frequency

Company adds 3.65 GHz product to list of previously approved 2.3 GHz and
2.5 GHz 802.16e products; enables operators advantage of U.S. government funds in additional FCC frequencies in support of rural America

Las Vegas, April 1, 2009 – Alvarion® Ltd., the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its BreezeMAX platform for the 3.65 GHz frequency band received USDA Rural Development acceptance from the U.S. Department of Agriculture Rural Utilities Service. Alvarion was the first vendor to receive this approval for its 802.16e BreezeMAX platform for the 2.3 GHz and 2.5 GHz frequency bands in July 2008.

RUS (Rural Utilities Service) acceptance is required for operators requesting funds from the Rural Broadband Access Loan program for the purpose of purchasing and deploying broadband systems. From 2001 through 2007, RUS has provided almost $6.5 billion in telecom grants, loans and loan guarantees for rural development. More grants will be available now through the Stimulus Bonds. Alvarion’s RUS approved products are field-proven and already commercially deployed in the U.S.

“We share the excitement of US operators now able to deliver broadband across the country also in the 3.65 GHz frequency band, while leveraging the hundreds of millions of dollars in U.S. government support,” said Greg Daily, President of Alvarion, Inc. “Using our BreezeMAX 3650 allows operators to deploy a future proof and cost optimized solution with the benefits of a standardized technology. We are proud to participate in RUS funded projects, which will speed up connectivity in rural America and bridge digital divide.”

Alvarion’s BreezeMAX 3650 supports the capabilities of self-install CPEs, advanced antenna technologies including MIMO, and enables up to fourth order diversity to maximize capacity and coverage. As an 802.16e platform, BreezeMAX 3650 provides the benefits of a large ecosystem, as well as global economies of scale that leverage multiple frequencies.

About USDA Rural Development
USDA Rural Development’s mission is to increase economic opportunity and improve the quality of life for rural residents. Rural Development has invested more than $90 billion since 2001 for equity and technical assistance to finance and foster growth in homeownership, business development, and critical community and technology infrastructure. More than 1.7 million jobs have been created or saved through these investments. Further information on rural programs is available at a local USDA Rural Development office or by visiting USDA’s web site at http://www.rurdev.usda.gov

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.